Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-177923 Dated May 14, 2012

This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, underlying supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

JPMorgan Quarterly Review Notes ("QRN") Linked to the S&P 500® Index due June 5, 2013

The notes are designed for investors who seek early exit (subject to automatic call) at a premium if, on any one of four quarterly review dates, the S&P 500® Index is at or above its level on the pricing date.

Trade Details/Characteristics

Index	S&P 500® Index ("SPX")
Call Level	100% of the Initial Index Level for each Review Date
Automatic Call	If Index closing level is greater than or equal to the Call Level on any Review Date
Payment if Called	At least 3.00% x $1,000 if automatically called on the first Review Date At least 6.00% x $1,000 if automatically called on the second Review Date At least 9.00% x $1,000 if automatically called on the third Review Date At least 12.00% x $1,000 if automatically called on the final Review Date (in each case, to be determined on the pricing date)
Buffer Amount	10%
Review Dates	Quarterly, as specified in the accompanying term sheet
Index Return	(Ending Index Level - Initial Index Level) / Initial Index Level
Maximum potential gain	12.00%
Maximum potential loss	100.00%
Maturity	Approximately 12 months
Settlement	Cash
Payment at Maturity	• Not automatically called and the Ending Index Level is less than the Initial Index Level by up to 10%: receive full repayment of principal at maturity • Not automatically called and the Ending Index Level is less than the Initial Index Level by more than 10%: loss of 1.1111% of the principal amount of notes for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%. Payment at maturity per $1,000 principal amount note is then: $1,000 + [$1,000 × (Index Return + 10%) × 1.1111]

Hypothetical Return for Review Note


1st Review Date
If Index closing level is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium, expressed as a percentage, below
2nd Review Date
If Index closing level is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium, expressed as a percentage, below
3rd Review Date
If Index closing level is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium, expressed as a percentage, below
Final Review Date
If Index closing level is greater than or equal to the Call Level, the note is called and the investor receives full repayment of principal and the call premium, expressed as a percentage, below
3.00%
6.00%
9.00%
12.00%
Call Premium
0%
If Index closing level is less than the Call Level, go to next Review Date
If Index closing level is less than the Call Level, go to next Review Date
If Index closing level is less than the Call Level, go to next Review Date
Full repayment of principal at maturity if the Index decline is less than or equal to Buffer Amount
-10%
Index Return
If the Index decline is greater than Buffer Amount, 1.1111% loss per 1% decline of the Index below the Buffer Amount

* The actual call premium applicable to each Review Date will be determined on the pricing date.

Risk Considerations

• Your investment in the notes may result in a loss of some or all of your principal.

• Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co. For information about recent events regarding this risk, please see "Recent Developments" on page TS-1 of the term sheet applicable to this offering.

• JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.

• The potential gain on the notes will be limited to the applicable call premium, regardless of the appreciation in the Index.

• If the notes are automatically called early, there is no guarantee that you will be able to reinvest the proceeds at a comparable return for a similar level of risk.

• Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

• You will not receive any interest payments and you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of securities composing the Index would have.

• Lack of liquidity — JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.

• Many economic factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the issuer, will impact the value of the notes prior to maturity.

Hypothetical Payout at Maturity

Index Return on Review Date	Total Return if called following Review Dates or at maturity: First	Second	Third	Final
70.00%	3.00%	6.00%	9.00%	12.00%
50.00%	3.00%	6.00%	9.00%	12.00%
30.00%	3.00%	6.00%	9.00%	12.00%
20.00%	3.00%	6.00%	9.00%	12.00%
10.00%	3.00%	6.00%	9.00%	12.00%
0.00%	3.00%	6.00%	9.00%	12.00%
-10.00%	N/A	N/A	N/A	0.00%
-20.00%	N/A	N/A	N/A	-11.11%
-30.00%	N/A	N/A	N/A	-22.22%
-40.00%	N/A	N/A	N/A	-33.33%
-60.00%	N/A	N/A	N/A	-55.56%
-80.00%	N/A	N/A	N/A	-77.78%
-100.00%	N/A	N/A	N/A	-100.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any relevant product supplement and underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments. J.P. Morgan is the marketing name for JPMorgan Chase & Co. and its subsidiaries and affiliates worldwide. J.P. Morgan Securities LLC. is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a J.P. Morgan entity qualified in their home jurisdiction unless governing law permits otherwise.

Filed pursuant to Rule 433
Registration Statement No. 333-177923
Dated: May 14, 2012

J.P.Morgan

Risk Considerations

The risk considerations identified below are not exhaustive. Please see the accompanying term sheet, product supplement and underlying supplement for a more detailed discussion of risks, conflicts of interest and tax consequences associated with an investment in the notes.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR
PRINCIPAL -- The notes do not guarantee any return of principal. If the notes are not automatically called, the return on the notes at maturity is linked to the performance of the Index and will depend on the extent to which the Index
Return is negative. If the notes are not automatically called, for every 1% that the Ending Index Level is less than the Initial Index Level by more than 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
Accordingly, you could lose some or all of your initial investment at maturity.

ISSUER CREDIT RISK -- The notes are subject to the credit risk of JPMorgan Chase and Co. and its credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase and Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to JPMorgan Chase and Co's credit risk and to changes in the market's view of its creditworthiness. If JPMorgan Chase and Co. were to default on its payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

POTENTIAL CONFLICTS -- JPMorgan Chase and Co. and its affiliates may play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of JPMorgan Chase and Co. and the calculation agent and other affiliates of JPMorgan Chase and Co. are potentially adverse to your interests as an investor in the notes. It is possible that these hedging activities or other trading activities of JPMorgan Chase and Co. or its affiliates could result in substantial returns for JPMorgan Chase and Co. or its affiliates while the value of the notes declines.

LIMITED RETURN ON THE NOTES -- Your potential gain on the notes will be limited to the call premium applicable to the Review Dates, regardless of the appreciation in the Index, which may be significant. You may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

REINVESTMENT RISK -- If your notes are automatically called early, the term of the notes may be reduced to as short as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the maturity date.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES
PRIOR TO MATURITY -- While the payment upon an automatic call or at maturity of the notes would be based on the full principal amount of the notes, the original issue price of the notes includes an agent's commission and the cost of hedging
JPMorgan Chase and Co's obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase such notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes will not be designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD
ANY NOTES UNTIL MATURITY.

NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS -- As a holder of the notes, you will not receive any interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

LACK OF LIQUIDITY -- The notes described above will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy such notes.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES -- In
addition to the level of the Index on any day, the value of any notes will be affected by a number of economic and market factors that may either offset or magnify each other, including: the actual and expected volatility of the Index;
the time to maturity of the notes; the dividend rate on the equity securities underlying the Index; interest and yield rates in the market generally; a variety of economic, financial, political, regulatory and judicial events; and
the creditworthiness of JPMorgan Chase and Co.

The notes are not bank deposits and are not insured by the Federal Deposit
Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Calculations and determinations will be made in the sole discretion of JPMS, as calculation agent, and may be potentially adverse to your interests as an investor in the notes.